Fan Owned Club

Giving all soccer fans the opportunity to own part of a European club



FCPS.AT/EN NASHVILLE TN

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Why you may want to support us...

1. Join the others who have already invested in actual ownership of a professional soccer club.

2. Unprecedented access to, participation in and influence of key club operational and strategic decisions.

3. Wouldn't it be cool to say "yeah, I own part of a European Soccer Club"? Totally. You can be that cool

4. Wouldn't it be cooler to participate in a first-of-its-kind ownership opportunity & take part in our promotion goals? Then, be that cool

5. Own a club managed by German legend Christian Ziege. A club who's roster includes players from 11 countries & is winning on the pitch.

6. Opportunities to visit beautiful Austria while planning trips to watch YOUR club play.

7. Connect with other fellow owners of YOUR club and build community through the beautiful game.

Why investors ♥ us

WE'VE RAISED $1,045,710 SINCE OUR FOUNDING

 *I believe in you and the premise. Look forward to being a part of ownership!*
Steven Hurley

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Our team

 **Trey Fitz-Gerald**
Cofounder
Trey has spent 27 years in the front office with five professional clubs and the MLS home office, including over 14 years at Real Salt Lake.


 **Steve Paris**
Cofounder
Steve has 25 years of experience in both big corporate and startup settings. Before joining Fan Owned Club, he was an SVP with a global loyalty solutions company.

 **Christian Ziege**
Manager & Sporting Director - FC Pinzgau
Christian Ziege signed a multi-year deal in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a Euro 96 winner, a World Cup runner-up in 2002 and has 72 caps playing with the German national team.

 **Joe Rugo**
Business Development
Joe is an accomplished sports and entertainment executive including front



office experience with the Phoenix Suns, Atlanta Hawks and minor league baseball. He is currently EVP of FEVO, a digital startup changing the way eCommerce works.



David Herman
Marketing

David is a hands-on marketer and life-long soccer evangelist. The "Hat & Soccer Guy" works alongside global brands to help them leverage "The Beautiful Game" within their marketing strategies over the course of his 25-year advertising career.





Scott Sala
Operations

Scott is a capable leader who has built and led product, finance, project management and customer service teams in the technology industry. He's also a soccer enthusiast, player, coach and co-founder of his local supporters' group, The Flock.

 



David Crouch
Advisor & Board Member

Dave is the founder and president of Ten24 Digital Solutions, an eCommerce company recently named to Inc. Magazine's Fast 5000. He has extensive sales, media and business development experience.

In the news

       

Plant The Flag. Grow The Game. Shoot For The Crown.

Fan experiences are common. But unless you work in a front office or are incredibly wealthy, the opportunity to get behind the scenes of a professional sports club are rare.

Fan Owned Club changes that, giving all Fan Owners the chance to see and participate in the inner workings of a soccer club, by bringing the community membership model common in Europe and brings it to the United States.

We aim to develop Austria's FC Pinzgau (FCPS) into a truly global Club, giving international players, coaches and executives an entry point and a home in European football (soccer) and in the process making Pinzgau a recognizable name across North America, Europe and beyond.



FC PINZGAU SAALFELDEN

Locally known as "Pinzgau," the Club was born in 2007. Rising from the lower divisions, FC Pinzgau Saalfelden currently competes as one of 62 teams in Austria's third division. A player loan deal with MLS Club, Real Salt Lake in Summer 2019 helped deliver the strongest start in Club history. Prior to the Covid-19 suspension of our season, FCPS was the favorite amongst the six teams from "Regionalliga Salzburg" competing for promotion this Spring.





THE MANAGER

Legendary German footballer Christian Ziege signed a multi-year deal after joining as interim coach in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a Euro 96 winner, a World Cup runner-up in 2002 and has 72 caps playing with the German national team. Christian's involvement has helped make Pinzgau a destination for young players to develop their game, including Pablo Ruiz, who recently signed a multiyear MLS contract after spending the fall season with FCPS in 2019.

> *"Our single biggest recruiting tool, by far, is the sterling reputation of Christian Ziege. He is that DNA, that connective tissue." - Trey Fitz-Gerald*

WHY AUSTRIA

Austria is consistently ranked in the top 12 of the 55 UEFA federations, sending five teams each year to the Champions or Europa leagues. The recent success of Red Bull Salzburg and LASK are a testament to the strength of play, yet the costs to compete are a fraction of what would be expected in many other top flight leagues.

FC Pinzgau has untapped potential beyond the men's first side - women's team, men's second side and a well established youth program - and combine this with a bucket list beautiful home facility nestled in the Austrian Alps, and the choice of this club becomes clear.



In June of 2019, Fan Owned Club began jointly managing FCPS before finalizing the purchase of the LLC (GmbH) that operates FC Pinzgau Saalfelden and makes all Club-related decisions in December 2019. Similar to club ownership in Germany, the Austrian Federation requires a non-profit entity (Verein) to hold the actual license to compete. The Verein is controlled by six members, all of whom hold significant ownership within Fan Owned Club.

BENEFITS OF FAN OWNERSHIP

1. Exclusive and Early Access to Club Related Content and Live Match Streaming

2. Limited Edition Founder's Pin and Other Perks Based on Investment Level

3. Cultivate Policy and Involvement in Club Decisions

4. Monthly Interaction with Club Leaders and Staff including Manager, Sporting Director and Players

5. Rights to Attend Annual FCPS Club Meeting in Austria & VIP Access to Future North American Events





Investor Q&A

What does your company do? ∨

Fan Owned Club brings fan ownership to the United States, starting with our first club, FC Pinzgau Saalfelden. In exchange for their support of the team, Fan Owned Club will offer a unique experience to soccer fans, in addition to pride and bragging rights.

Where will your company be in 5 years? ∨

FOC provides international players, coaches and executives an entry point to European soccer, driving our clubs towards recognition across the U.S., North America, Europe and beyond. The FOC U.S. office will sell merchandise, handle North American-based partnerships, serve as the base for scouting North American talent and provide outreach to our global investors. FOC also will develop two-way partnerships amongst U.S. / European companies who endeavor to target International audiences.

Why did you choose this idea? ∨

Fans are the lifeblood of any entertainment business. The FOC endeavor provides unprecedented access to and transparency for Club decision-making and operational experiences for fans/shareholders/owners - with FOC, these descriptors are interchangeable.

Once I buy my shares, what happens? ∨

It is a one time buy-in for the Founding Fan Owner, with no ongoing dues, owning a part of the club forever - or as long as one desires. Future plans include establishing a secondary market for Fan Owned Club shares.

How volatile will my share price be? ∨

We anticipate your share value to be related to the success of the club on the pitch. If the club gets promoted, we anticipate (but cannot guarantee) the value to increase, making this a truly unique experience for every sports fan, giving you a vested rooting interest in each match.

When can I sell my shares for a profit? ∨

Future plans include establishing a secondary market for Fan Owned Club shares.

How much of the team does Fan Owned Club, Inc. own? ∨

In December 2019, Fan Own Club, Inc. entered into an agreement to purchase 49.9% of the FC Pinzgau Saalfelden for $434,750. Part of the proceeds of this offering will be used to pay for that agreement.

According to Austrian law, 49.9% is the maximum ownership stake that can be held in a club by a for-profit organization. The remaining 50.1% is owned by the FC Pinzgau Saalfelden Verein, a not for profit organization with six members. The six members of the Verein are also the six largest shareholders in Fan Owned Club, effectively making sure that the future directions of the Club are fully aligned with Fan Owned Club's interests.



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